Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 15 - 2010

May 26, 2010
FOR IMMEDIATE RELEASE

AURIZON OPTIONS AZIMUT’S REX SOUTH PROPERTY

Aurizon (TSX:ARZ; AMEX:AZK) is pleased to announce the signing of a letter of intent with Azimut Exploration Inc. (TSX.V:AZM) (“Azimut”), regarding Azimut’s Rex South property, in Nunavik, Quebec.

The Rex South property comprises 1,274 claims covering a surface area of 555 square kilometres, about 145 kilometres southeast of the community of Puvirnituq.  The Rex South property is 42 km long by
15 to 20 km wide and hosts strong exploration potential based on a combination of the following factors:

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An extensive, multi-element, geochemical footprint in lake-bottom sediments, including anomalies in arsenic, antimony, gold, copper, molybdenum and rare earth elements;

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A geophysical signature indicating a major structural boundary; and

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The presence of several mineralized prospects, including high-grade gold (up to 33 grams of gold per tonne) and copper (up to 6.4% copper) obtained by grab samples.

Under the letter of intent, which sets forth the principal terms of a proposed agreement between the parties, Aurizon would be entitled to earn an initial 50% interest in the property by incurring exploration expenditures of $5.0 million over a five (5)-year period, and an additional 15% interest upon delivery of a bankable feasibility study and making additional payments and expenditures.  Azimut would be the operator during the first twelve (12) months with a joint technical committee.  The principal terms of the agreement are:

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Making an initial cash payment of $150,000 on signing, and making further cash payments for an aggregate of $580,000 over four years;

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Incurring minimum work expenditures of $1,000,000 during the first year, and incurring further work expenditures for an aggregate of $5,000,000 over five years, including 5,000 metres of drilling.

After earning its 50% interest, Aurizon would have the option to earn an additional 15% interest by:

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Making cash payments of $70,000 per year over a five year period, for an aggregate of $350,000;

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Incurring minimum work expenditures of $700,000 per year over a five year period, for an aggregate of $3,500,000; and

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Delivering a bankable feasibility study.

Martin Demers, Aurizon’s Exploration Manager said “When we consider the size of the geochemical footprint associated with this target, this new and unexplored extensive land position offers many possibilities to identify large deposits.”

Aurizon Mines Ltd. - News release
Aurizon Options Azimut’s Rex South Property

May 26, 2010

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“We are excited to form this relationship with Azimut, who have been active leaders in the advancement of exploration opportunities in Northern Quebec.” said Mr David Hall, Aurizon’s C.E.O. “The planned exploration programs will focus on identifying large targets in an area of Quebec that has seen very little active exploration, and demonstrates Aurizon’s commitment to Quebec.”

“The agreement with Azimut, along with other relationships with partners who have strong technical skills, will provide Aurizon with active exposure to a large range of gold opportunities, at varying stages of evolution.” said Mr. Hall.  “This will allow Aurizon to leverage off its strong financial position and experienced technical team in Quebec to create value through exploration and development.”

Information of a scientific or technical nature included in this release have been prepared under the supervision of Martin Demers, P. Geo., Exploration Manager of Aurizon and a Qualified Person under
NI 43-101.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

AURIZON MINES LTD.
David P. Hall, President and C.E.O.	Roger Walsh Vice President Corporate Development
Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932
Web Site: www.aurizon.com; Email: info@aurizon.com
Or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6

Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media:  Lynn Butler : lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd. - News release
Aurizon Options Azimut’s Rex South Property

May 26, 2010

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FORWARD LOOKING STATEMENTS AND INFORMATION

This report contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). The forward-looking information contained in this report is made as of the date of this report. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements with respect to and the effects thereof, the entering into of a final agreement with Azimut, the timing and amount of estimated exploration expenditures, plans and budgets for and expected timing and results of exploration activities, Forward-looking information can be identified by the use of words such as "intends", or statements that certain actions, events or results "would", "will" be taken, occur or be achieved

The forward-looking information contained in this report is based on certain assumptions that the Company believes are reasonable, that the current price of and demand for gold will be sustained or will improve However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of accidents, labour disputes and other risks generally associated with exploration, unanticipated delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.